CIBT EDUCATION GROUP INC.
INFORMATION CIRCULAR

This information is given as of November 8, 2010, unless otherwise stated

This information circular is furnished in connection with the solicitation of proxies by the management of CIBT Education Group Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this information circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person other than the persons named in the enclosed instrument of proxy to attend and act for him on his behalf at the Meeting. To exercise this right, a registered shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The instrument of proxy must be dated and be signed by the registered shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a registered shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this information circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this information circular. At the time of printing of this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

NON-REGISTERED HOLDERS

The record date for determination of the holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting is November 8, 2010 (the “Record Date”). Only shareholders whose names have been entered in the register of common shareholders at the close of business on the Record Date (“Registered Shareholders”) will be entitled to receive notice of, and to vote at, the Meeting.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”. In accordance with the requirements of National Instrument 54- 101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”) instead of a proxy. By returningthe VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

All references to shareholders in this information circular, the accompanying form of proxy and the notice of meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. At the close of business on November 8, 2010, 69,226,011 common shares without par value of the Company were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each common share of which he is the holder.
Only common shareholders of record on the close of business on November 8, 2010 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name and Place of Residence of Shareholder	Number of Common Shares	Percentage of Issued and Outstanding Common Shares
Shane Corporation S.à.r.l. Luxembourg	10,794,558	15.59%

 The information for the above table was provided by management of the Company and by the Company’s registrar and transfer agent as of November 8, 2010.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Other than as disclosed elsewhere in this information circular, to the knowledge of management of the Company, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Company’s stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person orsubsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of theCompany or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for solong as it holds any of its securities.

Except as described in this section, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

During the financial year ended August 31, 2010, the Company and its subsidiaries incurred an aggregate of $1,772,472 for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its subsidiaries. Included in this amount is the aggregate cash sum of $580,000 paid to Toby Chu of Richmond, British Columbia, a director and executive officer of the Company, and the aggregate cash sum of $809,509 paid to Dean Duperron of Vancouver, British Columbia, an executive officer of a subsidiary of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A.  Compensation Discussion and Analysis

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

Compensation paid to Named Executive Officers is determined solely based on discussion by the Company’s board of directors (the “Board”). The Board follows a compensation philosophy that aligns the NEOs’ interests with those of the Company’s shareholders and seek to provide incentives designed to ensure that the Company attracts, retains and motivates key talents in this highly specialized and technical public junior resource industry.

The Board believes that a total compensation package including consulting fee, bonus and equity-based incentives is appropriate in achieving its objectives. The Company does not have any predetermined performance goals for its NEOs, but expects each NEO to serve the Company and its shareholders to the best of his/her abilities, putting shareholder interests and value first in all their decision making.

Each of the NEOs who serves the Company in both full time and part time capacity is compensated primarily by a consulting fee that is negotiated between the Board and the NEO. The rationale of providing a consulting fee is to reward the NEO’s time spent on the Company and its development, and provide a reasonable incentive for the NEO to focus his/her attention on the Company. The remuneration paid to NEOs is the largest component in the total compensation package.

Bonuses are awarded to NEOs whose performance exceeds the Board’s expectations. The grant of bonuses is determined on an annual basis solely by the Board. The bonus component in the total compensation package seeks to provide NEOs the motivation to exceed expectations placed on them to further enhance shareholder value.

Stock options are granted to NEOs when the Board wishes to align the NEOs’ interests with those of the shareholders. The number of stock options granted to each NEO is determined solely by the Board and will be based on the NEO’s performance, his/her consulting fee, if any, and the Company’s share price at the time these stock options are granted. The Board believes that providing NEOs a vested equity interest in the Company helps align the interests of the NEOs with those of the shareholders. The granting of stock options will comply with applicable securities rules and regulations.

The Board has a compensation committee, the members of which are Tony David, David Hsu (chair) and David Warnock. All of the compensation committee members are independent directors. The compensation committee has the responsibility of determining the compensation of the Company’s chief executive officer and other executive officers and does so with reference to industry standards and the Company’s financial situation. The compensation committee also reviews and makes recommendations to the Board regarding the Company’s grant of stock options. The compensation committee has adopted a charter which sets out its duties and responsibilities.

B.  Performance Graph

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “MBA”. Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Company’s common shares relative to the cumulative total return on the S&P/TSX index over the five most recently completed financial years. There is no assumption for the reinvestment of dividends as none were declared.

Total Return Index Value
Cumulative Value of $100 Investment Assuming Reinvestment of Dividends (No Dividends Were Declared)

Date	31/08/2006	31/08/2007	29/08/2008	31/08/2009	31/08/2010
CIBT Education Group Inc.	$100	$192	$178	$69	$62
S&P/TSX Composite Index	$100	$113	$114	$90	$99

C.  Option-based Awards

Stock options are granted to the Named Executive Officers taking into account several factors including the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the Named Executive Officers, the Board takes into account the number of options, if any, previously granted to each executive officer and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX and closely align the interests of the Named Executive Officers with the interests of shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

D.  Summary Compensation Table

The Company had five Named Executive Officers during the financial year ended August 31, 2010; they are Alvin Chu, Toby Chu, Dean Duperron, Dennis Huang and Tim Leong. The following table contains a summary of the compensation paid to the Named Executive Officers during the financial years ended August 31, 2009 and August 31, 2010.

Name and Principal Position	Year Ended Aug. 31	Salary	Share based awards1	Optionbased awards1	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Alvin Chu President and CEO of IRIX Design Group Inc. 2,3	2010	$180,000	N/A	N/A	N/A	N/A	N/A	N/A	$180,000
	2009	$180,000	N/A	N/A	N/A	N/A	N/A	N/A	$180,000
Toby Chu 4 President, CEO and Vice- Chairman	2010	$180,000	N/A	$4,000	$400,000	N/A	N/A	N/A	$584,000
	2009	$180,000	N/A	$25,000	$300,000	N/A	N/A	N/A	$505,000
Dean Duperron President of Sprott-Shaw Degree College Corp.4,5,6	2010	$400,000	N/A	N/A	$409,509	N/A	N/A	N/A	$809,509
	2009	$400,000	N/A	N/A	$257,000	N/A	N/A	N/A	$657,000
Dennis Huang Vice- President, CFO and Secretary	2010	$81,667	N/A	N/A	N/A	N/A	N/A	N/A	$81,667
	2009	$68,500	N/A	N/A	N/A	N/A	N/A	N/A	$68,500
Tim Leong Former CFO7	2010	$96,000	N/A	N/A	N/A	N/A	N/A	N/A	$96,000
	2009	$96,000	N/A	N/A	N/A	N/A	N/A	N/A	$96,000

1	The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the CICA Handbook (accounting fair value) using the Black-Scholes model.

2	IRIX Design Group Inc. is a subsidiary of the Company.

3	Alvin Chu is paid by Irix Design Group Inc.

4	See “Statement of Executive Compensation – Termination and Change of Control Benefits” for details regarding compensation arrangements with Toby Chu and Dean Duperron.

5	Sprott-Shaw Degree College Corp. is a subsidiary of the Company.

6	Mr. Duperron is paid by Sprott-Shaw Degree College Cor

7	Mr. Leong resigned as the Company’s CFO on June 28, 2010.

E.  Incentive Plan Awards

On December 18, 2009, the Company’s shareholders approved a “rolling” stock option plan (the “Current Plan”) whereby a maximum of 10% of the issued common shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The Current Plan is considered as an “evergreen” plan since the common shares covered by the options shall be available for subsequent grants at such time as the options have been exercised.

As of the date hereof, an aggregate of 3,995,000 stock options are outstanding representing 5.8% of the Company’s issued and outstanding common shares. As of the date hereof, 2,927,601 options are available for grant representing 4.2% of the Company’s issued and outstanding common shares.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in the Company and benefit from its growth.

The material terms of the Current Plan are as follows:

1.	The term of any options granted under the Current Plan will be fixed by the Board at the time such options are granted.

2.
The exercise price of any options granted under the Current Plan will be determined by the Board, or a committee of the Board, but shall not be less than the closing trading price of the Company’s common shares preceding the grant of such options, less any discount permitted by the regulatory authorities.

3.	Unless otherwise imposed by the Board or committee of the Board, no vesting requirements will apply to options granted under the Current Plan.

4.	All options will be non-assignable and non-transferable.

5.
The Company is restricted from issuing more than 10% of its issued and outstanding common shares in any one year period, or at any time, to insiders of the Company unless the Company obtains disinterested shareholder approval.

6.
If the option holder ceases to be a director of the Company (other than by reason of death or disability), then the option granted shall expire, unless otherwise determined by the Board or a committee of the Board and expressly provided for in the stock option certificate, on no later than the 30th day following the date that the option holder ceases to be a director, unless the option holder ceases to hold such position as a result of (i) ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company, (ii) a special resolution having been passed by the shareholders of the Company removing the option holder as a director of the Company or any subsidiary of the Company, or (iii) an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date shall be the date the option holder ceases to hold such position.

7.
If the option holder ceases to be an employee or consultant of the Company (other than by reason of death or disability), as the case may be, then the option granted shall expire, unless otherwise determined by the Board or a committee of the Board and expressly provided for in the stock option certificate, on no later than the 30th day following the date that the option holder ceases to be employed or engaged by the Company, unless the option holder ceases to hold such position as a result of (i) termination for cause, (ii) resigning his or her position, or (iii) an order made by any regulatory authority having jurisdiction to so order, in which case the expiry date shall be the date the option holder ceases to hold such position.

8.
In the event of the option holder's death, any options held by such option holder shall pass to the personal representative of the option holder and shall be exercisable by the personal representative on or before the date which is the earlier of one year following the date of death and the applicable expiry date.

9.
If the employment or engagement of an option holder as an employee or consultant or the position of an option holder as a director or officer of the Company or a subsidiary of the Company is terminated by the Company by reason of such option holder's disability, any options held by such option holder shall be exercisable by such option holder or by his or her personal representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable expiry date.

10.
If an option holder has ceased to be employed, engaged or appointed as a director or officer of theCompany or a subsidiary of the Company by reason of such option holder's disability and such option holder dies within one year after the termination of such engagement, any options held by such option holder that could have been exercised immediately prior to his or her death shall pass to the personal representative of such option holder and shall be exercisable by the personal representative on or before the date which is the earlier of one year following the death of such option holder and the applicable expiry date.

11.
Subject to any required regulatory approvals, the Board or a committee of the Board may from time to time amend any existing option or the Current Plan or the terms and conditions of any option thereafter to be granted provided that where such amendment relates to an existing option and it would:

(a)	materially decrease the rights or benefits accruing to an option holder; or

(b)	materially increase the obligations of an option holder,

then, unless otherwise excepted out by a provision of the Current Plan, the Board or a committee of the Board must also obtain the written consent of the option holder in question to such amendment.

12.
If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Board or a committee of the Board shall make such adjustments to the Current Plan and to the options then outstanding under the Current Plan as Board or a committee of the Board determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each option holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such options; and

(b)
a change in the exercise price payable per share provided, however, that the aggregate exercise price applicable to the unexercised portion of existing options shall not be altered, it being intended that any adjustments made with respect to such options shall apply only to the exercise price per share and the number of shares subject thereto.

Any adjustment made to any options pursuant to the above will not be considered an amendment requiring the option holder's consent.

13.	Under the Current Plan, the Company is not able to transform a stock option into a stock appreciation right.

Outstanding Option-Based Awards

The following table discloses the particulars of all awards granted to the NEOs which were outstanding as at August 31, 2010.

Option-based Awards
Name	Number of securities underlying unexercised options Exercisable/Unexercisable	Option exercise price ($)	Option expiration date	Value of unexercised in-themoney options1 ($) Exercisable/Unexercisable
Alvin Chu President and CEO of IRIX Design Group Inc. 2	15,000/Nil	$0.58	02/20/11	N/A
Toby Chu President, CEO and Vice-Chairman	200,000/Nil 90,000/Nil 100,000/Nil 200,000/Nil Nil/10,000	$0.58 $2.00 $0.51 $1.53 $0.80	02/20/11 03/19/11 01/21/12 06/21/12 05/02/13	N/A N/A $4,000/Nil N/A N/A
Dean Duperron President of Sprott- Shaw Degree College Corp.3	50,000/Nil	$2.00	03/19/11	N/A
Dennis Huang Vice-President, CFO and Secretary	20,000/Nil 50,000/Nil	$2.00 $1.53	03/19/11 06/21/12	N/A N/A
Tim Leong Former CFO4	150,000/Nil 20,000/Nil 50,000/Nil	$0.58 $2.00 $1.53	02/19/11 03/19/11 06/21/12	N/A N/A N/A

1
The value of unexercised “in-the-money options” means the excess of the market value of the Company’s common shares on August 31, 2010 over the exercise price of the options. The last closing price of the Company’s common shares on the TSX during the period ended August 31, 2010 was $0.55.

2	IRIX Design Group Inc. is a subsidiary of the Company.

3	Sprott-Shaw Degree College Corp. is a subsidiary of the Company.

4	Mr. Leong has resigned as the Company’s CFO.

Incentive Plan Awards – Value Vested During the Year

The following table summarizes the value of each equity incentive plan award held by each NEO that vested during the financial year ended August 31, 2010.

Name	Option-based awards – Value vested during the year1
Alvin Chu President and CEO of IRIX Design Group Inc. 2	Nil
Toby Chu President, CEO and Vice-Chairman	Nil
Dean Duperron President of Sprott-Shaw Degree College Corp.3	Nil
Dennis Huang Vice-President, CFO and Secretary	Nil
Tim Leong Former CFO3	Nil

1
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it vested less the related exercise price multiplied by the number of vested shares.

2	IRIX Design Group Inc. is a subsidiary of the Company.

3	Sprott-Shaw Degree College Corp. is a subsidiary of the Company

4	Mr. Leong has resigned as the Company’s CFO.

F.  Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to any NEO at, following or in connection with their retirement, nor does the Company have any defined contribution plans relating to any NEO.

G.  Termination and Change of Control Benefits

Toby Chu

The services of Toby Chu, the Company’s president, chief executive officer and vice-chairman, are provided pursuant to an employment agreement which may be terminated by Mr. Chu upon 90 days notice. The agreement may be terminated by the Company upon six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing due to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with the Company. The agreement includes a provision for termination by the Company without prior notice upon the occurrence of certain events. During the most recently completed financial year, Mr. Chu was paid approximately $15,000 per month pursuant to his employment agreement.

Dean Duperron

The services of Dean Duperron, president of the Company’s subsidiary, Sprott-Shaw Degree College Corp. (“SSDC”), are provided pursuant to an employment agreement. The agreement may be terminated at any time prior to the expiry date, effective immediately, by SSDC without notice and without payment in lieu of notice to Mr. Duperron upon the occurrence of certain events. The agreement may also be terminated by Mr. Duperron prior to the expiry date by giving not less than two weeks notice in writing to SSDC, unless otherwise agreed upon by the parties. If the agreement is terminated, SSDC is required to pay Mr. Duperron his base annual salary, which is $400,000, his bonus (on a pro-rated basis based upon the average annual bonuses received by Mr. Duperron) and any accrued vacation, and continue his benefit coverage up to an including his last day of employment.

H.  Director Compensation

Director Compensation Table

The following table summarizes the compensation paid, payable, awarded or granted to each of the directors who was not a NEO during the financial year ended August 31, 2010.

Director Name	Fees Earned	Share-Based Awards	Option- Based Awards1	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Jack Brozman2	$10,459	N/A	$4,000	N/A	N/A	N/A	$14,459
Tony David	$10,459	N/A	$4,000	N/A	N/A	N/A	$14,459
David Hsu	$10,459	N/A	$4,000	N/A	N/A	N/A	$14,459
David Kong	Nil	N/A	$15,000	N/A	N/A	N/A	$15,000
Troy Rice	$47,063	N/A	$4,000	N/A	N/A	N/A	$51,063
G. David Richardson3	$10,028	N/A	$4,000	N/A	N/A	N/A	$14,028
David Warnock	$10,459	N/A	$4,000	N/A	N/A	N/A	$14,459
Shane Weir	$10,459	N/A	$4,000	N/A	N/A	N/A	$14,459

1 The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the CICA Handbook (accounting fair value) using the Black-Scholes model.

2 Mr. Brozman has resigned as a director of the Company.

3 Mr. Richardson has resigned as a director of the Company.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. See “Incentive Plan Awards” above.

Outstanding Share-Based Awards and Option-Based Awards

The following table discloses the particulars of all awards granted to each director who was not a NEO during the financial year ended August 31, 2010 which were outstanding as at August 31, 2010.

Option-based Awards
Name	Number of securities underlying unexercised options Exercisable/Unexercisable	Option exercise price ($)	Option expiration date	Value of unexercised in-themoney options1 ($) Exercisable/Unexercisable
Jack Brozman2	50,000/Nil 10,000/Nil Nil/10,000	$2.00 $0.51 $0.80	03/19/11 01/21/12 05/02/13	N/A $400/Nil N/A
Tony David	25,000/Nil 10,000/Nil 10,000/Nil 20,000/Nil Nil/10,000	$0.58 $2.00 $0.51 $1.53 $0.80	02/20/11 03/19/11 01/21/12 06/21/12 05/02/13	N/A N/A $400/Nil N/A N/A
David Hsu	100,000/Nil 10,000/Nil 10,000/Nil 100,000/Nil Nil/10,000	$0.58 $2.00 $0.51 $1.53 $0.80	02/20/11 03/19/11 01/21/12 06/21/12 05/02/13	N/A N/A $400/Nil N/A N/A
David Kong	Nil/50,000	$0.60	08/08/13	N/A
Troy Rice	100,000/Nil 10,000/Nil 10,000/Nil 100,000/Nil Nil/10,000	$0.58 $2.00 $0.51 $1.53 $0.80	02/20/11 03/19/11 01/21/12 06/21/12 05/02/13	N/A N/A $400/Nil N/A N/A
G. David Richardson3	50,000/Nil 10,000/Nil 10,000/Nil 100,000/Nil Nil/10,000	$0.58 $2.00 $0.51 $1.53 $0.80	02/20/11 03/19/11 01/21/12 06/21/12 05/02/013	N/A N/A $400/Nil N/A N/A
David Warnock	50,000/Nil 10,000/Nil Nil/10,000	$2.00 $0.51 $0.80	03/19/11 01/21/12 05/02/13	N/A $400/Nil N/A
Shane Weir	50,000/Nil Nil/10,000	$0.51 $0.80	01/21/12 05/02/13	$2,000/Nil N/A

1
The value of unexercised “in-the-money options” means the excess of the market value of the Company’s common shares on August 31, 2010 over the exercise price of the options. The last closing price of the Company’s common shares on the TSX during the period ended August 31, 2010 was $0.55.

2	Mr. Brozman has resigned as a director of the Company.

3	Mr. Richardson has resigned as a director of the Company.

Incentive Plan Awards – Value Vested During the Year

The following table summarizes the value of each incentive plan award held by each director that was not a NEO during the financial year ended August 31, 2010 that vested during the financial year ended August 31, 2010.

Name	Option-based awards – Value vested during the year1
Jack Brozman2	Nil
Tony David	Nil
David Hsu	Nil
David Kong	Nil
Troy Rice	Nil
G. David Richardson3	Nil
David Warnock	Nil
Shane Weir	Nil

1
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it vested less the related exercise price multiplied by the number of vested shares.

2	Mr. Brozman has resigned as a director of the Company.

3	Mr. Richardson has resigned as a director of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information provided in the following table is as at August 31, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,965,000	$1.22	2,957,6011
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	3,965,000	$1.22	2,957,601

1
This figure is based on the total number of shares authorized for issuance under the Company’s stock option plan, less the number of stock options issued under such plan which were outstanding as at the Company’s financial year ended August 31, 2010. As at August 31, 2010, the Company was authorized to issue options for the purchase of a total of 6,922,601 common shares.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices and feels that the Company’s corporate governance practices are appropriate and effective for the Company given its current size.

The Company’s corporate governance practices are summarized below.

A.  Board of Directors

The Board is currently composed of Toby Chu, Tony David, David Hsu, David Kong, Troy Rice, David Warnock and Shane Weir. All of the proposed nominees for election as directors are currently directors of the Company.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that a board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. Of the proposed director nominees, Tony David, David Hsu, David Kong, Troy Rice, David Warnock and Shane Weir are considered by the Board to be “independent” within the meaning of NI 58- 101. Toby Chu is an executive officer of the Company, and accordingly, he is considered to be “nonindependent”.

The Board meets for a formal board meeting approximately four times per year to review and discuss the Company’s business activities, and to consider and if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. Meetings are also conducted on an as needed basis. In addition, management informally provides updates to the Board at least once per quarter between formal meetings. In general, management consults with the Board when deemed appropriate to keep it informed regarding the Company’s affairs. All of the directors attended each of the four Board meetings held during the financial year ended August 31, 2010 in person, via teleconference, video conference or personal representative.

The Board facilitates the exercise of independent supervision over management through these various meetings and through committees of the Board. At present, the Board has an audit committee, a compensation committee, an executive committee and a corporate governance committee. When necessary, the Board will strike a special committee of independent directors to deal with matters requiring independence. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Company, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
David Kong	Channel Resources Ltd. Hana Mining Ltd. Tagish Lake Gold Corp.
David Warnock	Camden Learning Corp. New Horizons Worldwide Inc. Nobel Learning Communities Inc. Questar Assessment Inc.
Shane Weir	Asia Pacific Investment Advisors Limited e-Kong Group Limited

B.  Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its audit committee(s). In fulfilling its mandate, the types of matters for which the Board is ultimately responsible are: reviewing and approving the Company’s overall business strategies and its annual business plan, the annual corporate budget and forecast, and significant capital investments outside the approved budget; succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving continuous disclosure documents; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

C.  Position Descriptions

The Board has adopted a charter for each of its audit, corporate governance and compensation committees (the “Charters”). The Charters set out the responsibilities of the chair of each committee. The Board has not developed written position descriptions for the Named Executive Officers.

D.  Orientation and Continuing Education

At present, the Company does not provide a formal orientation and education program for new directors. Prior to joining the Board, potential board members are encouraged to meet with management and inform themselves regarding management and the Company’s affairs. After joining the Board, management and the Board chair provide orientation both at the outset and on an ongoing basis. The Company currently has no specific policy regarding continuing education for directors, and requests for education are encouraged, and dealt with on an ad hoc basis.

E.  Ethical Business Conduct

The Board has adopted a Code of Ethical Conduct (the “Code”) which sets out guidelines and expectations regarding conduct on the part of directors, officers, and employees of the Company. The Code is available on SEDAR.

The Company has an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of directors, officers, employees, consultants and contractors of the Company, which provides additional measures regarding the acquisition or disposal of any securities of the Company. The Policy is available on SEDAR.

The Board requires conflicts of interest to be disclosed to the Company’s corporate governance committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict to the chairman of the Board and the chairman of the corporate governance committee. If the conflict cannot be avoided or resolved, the director must disclose the conflict to all the directors of the Company and abstain from voting in connection with the subject of the conflict. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

The Company’s audit committee has also established a “whistleblower” policy to encourage employees to raise concerns about business conduct.

F.  Nomination of Directors

The Board does not have a nominating committee. Once a decision has been made to add or replace a director, the task of identifying new candidates will fall on the Board and management. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members. If a candidate appears promising, the Board and management will conduct due diligence on the candidate and interview the candidate and if the results are satisfactory, the candidate is invited to join the Board. Nominations require the approval of the Board, and nonindependent directors may be asked to excuse themselves from the portion of the meeting of the Board at which nominations are being determined. The Board monitors but does not formally assess the performance of the Board, individual members of the Board or committee(s) of the Board. However, the Board is still small enough that informal feedback from individual directors is able to occur.

G.  Compensation

The quantity and quality of Board compensation and the compensation of the Company’s executive officers is reviewed on an annual basis by the Company’s compensation committee. Please see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more details.

H.  Other Board Committees

In addition to the audit committee and the compensation committee, the Board also has a corporate governance committee and an executive committee.

The corporate governance committee assists the Board in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The members of the corporate governance committee are Toby Chu, David Kong, Troy Rice, and Shane Weir (chair). The committee’s role includes developing and monitoring the effectiveness of the Company’s system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board and its committees. The committee is responsible for recommending to the Board a set of corporate governance principles and reviewing these principles.

The executive committee was formed in order to provide for expeditious decision making by the Board. The members of the executive committee are Toby Chu (chair), David Hsu, David Kong and David Warnock. This committee has the same authority as the Board, except the ability to appoint new directors.

I.  Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board and its committees and whether individual directors are performing effectively. These matters are dealt with on a case by case basis at the board of director’s level. The Board is of the view that the Company’s shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board's performance.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia), the Company is required to have an audit committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company or an affiliate of the Company.

A.  Audit Committee Charter

The Company must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached as Appendix A to this information circular.

B.  Composition of the Audit Committee

The following are the members of the audit committee:

David Hsu	Independent1	Financially literate1
David Kong	Independent1	Financially literate1
Troy Rice	Independent1	Financially literate1
Shane Weir	Independent1	Financially literate1

1	As defined in NI 52-110.

C.  Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as a committee member is as follows:

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online.

David Kong is a designated Chartered Account in Canada and a Certified Public Accountant in the United States. He has been a partner at Ernst & Young LLP since 2005, leading the Canadian offices’ China market practice that assists Canadian public companies doing business in China and Chinese public companies listed on stock exchanges in North America. Prior to joining Ernst & Young, Mr. Kong was a partner at Ellis Foster Chartered Accountants from 1981 until it merged with Ernst & Young in 2005. Mr. Kong received a Bachelor of Business Administration degree from National Cheng Chi University in Taiwan in 1971.

Troy Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A. (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong
Kong. He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of
Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities,
Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.

D.  Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

E.  Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

F.  Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

G.  Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

H.  Pre-Approval Policies and Procedures

The audit committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

I.  External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees 1	Tax Fees 2	All Other Fees 3
2010	$859,102	$201,533	$169,126	$195,703
2009	$632,545	$307,253	$31,798	$202,346

1	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

2	Fees charged for tax compliance, tax advice and tax planning services.

3	Fees for services other than disclosed in any other column.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following are the matters to be acted upon at the Meeting.

A.  Presentation of the Financial Statements

The audited financial statements of the Company for the financial year ended August 31, 2010 and the report of the auditor thereon will be placed before the Meeting. The audited financial statements and the report of the auditor thereon were mailed Registered Shareholders who requested the same. Copies will be available at the Meeting and are also available on SEDAR, which can be accessed at www.sedar.com.

B.  Election of Directors

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at seven.

Each director of the Company is elected annually and holds office until the next annual meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS NOMINATED AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at seven for the ensuing year subject to such increases as may be permitted by the articles of the Company. The management nominees for election as directors and certain information concerning them as at the date of this information circular, as furnished by the individual nominees, are as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment (Past Five Years if Not Previously Elected by Shareholders)	Date Appointed	Holdings in Voting Securities of the Issuer
Toby Chu3,4 Richmond, BC Director, President, CEO and Vice-chairman	President and chief executive officer of the Company and its subsidiaries.	May 11, 1994 (Director, President and CEO)	3,676,247 common shares
Nov. 14, 2007 (Vice-chair)
Tony David2 Vancouver, BC Director	Oral maxillofacial surgeon.	July 28, 1998	864,842 common shares
David Hsu1,2,4 Santa Ana, California, USA Director and Chairman	Retired licensed physician.	Feb. 27, 2006 (Director)	3,907,753 common shares
Nov. 14, 2007 (Chair)
David Kong1,3,4 Vancouver, BC Director	Retired since June 30, 2010; previously, chartered accountant and audit partner at Ernst & Young LLP.	July 1, 2010	Nil
Troy Rice1,3 Scottsdale, Arizona, USA Director	Chief financial officer of HFC Advisors.	Oct. 28, 2005	410,000 common shares
David Warnock2,4 Baltimore, Maryland, USA Director	Managing member of Camden Partners Holdings, LLC.	Dec. 19, 2007	10,894,558 common shares
Shane Weir1,3 Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	Dec. 12, 2008	Nil

1	Member of the Company's audit committee.

2	Member of the Company’s compensation committee.

3	Member of the Company’s corporate governance committee.

4	Member of the Company’s executive committee.

Cease Trade Orders and Bankruptcy

No director or executive officer of the Company is, or was within 10 years before the date of this information circular, a director, CEO or CFO of any company (including the Company) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this information circular, or has been within the 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointee to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, and no shareholder holding sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

C.  Appointment of Auditor

The persons named in the enclosed instrument of proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, 4 Bentall Centre, P.O. Box 49279, Vancouver, BC, V7X 1P4, as auditor of the Company for the ensuing year, until the close of the next annual meeting of the shareholders at a remuneration to be fixed by the Board. Deloitte & Touche LLP, Chartered Accountants were first appointed as auditor of the Company on July 27, 2009.

D.  Adoption of Stock Option and Stock Bonus Plan

Management proposes to adopt a new “rolling” stock option and stock bonus plan (the “New Plan”), whereby a maximum of 10% of the issued common shares of the Company (“Shares”) from time to time may be reserved for issuance pursuant to the exercise of incentive stock options (the “Stock Option Limit”). Directors and officers of the Company and its subsidiaries, employees of the Company and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company, and any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is providing management or consulting services is eligible to receive stock options under the New Plan.

The material terms of the New Plan are as follows:

1.
The term of any options granted under the New Plan will be fixed by the compensation committee of the Board, or any other committee of the Board established to monitor and recommend on compensation matters, or in the absence of any such committee, the Board itself (the“Committee”) at the time such options are granted, provided that options will not be permitted to exceed a term of ten years. Except where not permitted by the TSX, where an option expires during a black-out period, or within 10 business days following the end of a black out period (the “Black-Out Expiration Term”), the term of the option will be extended to the date which is 5 business days following the end of the Black-Out Expiration Term.

2.	The Committee may place limits on the maximum number of Shares which may be issuable pursuant to options granted under the New Plan to any particular optionee or category of optionees.

3.
The exercise price of any options granted under the New Plan will be determined by the Committee, but shall not be less than the average closing trading price of the Shares on the five trading days (on which at least one board lot of Shares was traded) preceding the grant of such options (the“Market Price”).

4.
Options granted under the New Plan will be subject to such vesting provisions as the Committee in its sole discretion shall determine. The Company may, during the term of any option, give at least 30 days notice in writing to all of the optionees that (i) all options outstanding under the New Plan that have not vested as at the time of the notice are immediately deemed vested, or (ii) all options outstanding under the New Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the 30th day after delivery of the notice.

5.	All options will be non-assignable and non-transferable.

6.
The Company is restricted from issuing in any one year period, or having issuable at any time, to insiders more than 10% of the issued and outstanding Shares when combined with all of the Company’s other security based compensation arrangements with insiders, unless the Company obtains disinterested shareholder approval pursuant to the policies of the TSX.

7.
If an optionee ceases to be a director or officer of the Company or its subsidiaries or a service provider, each option held by the optionee shall be exercisable in respect of that number of option Shares that have vested pursuant to the terms of the option agreement governing such option as follows:

(a)
If the optionee, or in the case of an option granted to any optionee who satisfies the definition of service provider, the optionee’s employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or service provider), each option held by the optionee shall be exercisable in respect of that number of option Shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 30 days after the optionee ceases to be a director or officer of the Company and its subsidiaries or service provider;

(b)
Notwithstanding paragraph (a) above, if the optionee ceases to be a director or officer of the Company and any of its subsidiaries or a service provider due to death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to the Company or to any subsidiary of the Company, each option held by the optionee shall be exercisable in respect of that number of option Sthat have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 12 months after the date of death or disability; and

(c)	Notwithstanding paragraph (a), if the optionee, or, in the case of an option granted to anoptionee who satisfies the definition of service provider, the optionee’s employer:

(i)
ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is determined by the Board, or interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged if subject to court review;

(ii)
ceases to be a director or officer of the Company and any of its subsidiaries or a service provider by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order;

(iii)	ceases to provide investor relations services if the optionee’s primary function with the Company was the provision of such services; or

(iv)	ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each option held by the optionee shall be exercisable in respect of that number of Shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date on which the optionee ceases to be a director or officer of the Company and any of its subsidiaries or a service provider.

8.
The Company may amend or terminate the terms and conditions of the New Plan or any option agreement, as applicable, by resolution of the Committee without obtaining shareholder approval (the “Amendment Procedure”). Any amendment to the New Plan will apply to options granted after the effective date of such amendment, provided that it may apply to any outstanding options with the mutual consent of the Company and the optionees to whom such options have been granted. Without limiting the generality of the foregoing, the Committee may use the Amendment Procedure without seeking shareholder approval when:

(a)	altering, extending or accelerating the terms and conditions of vesting of any options;

(b)	extending the expiry date of options (other than options held by insiders);

(c)	accelerating the expiry date of options;

(d)
amending or modifying the mechanics of exercise of options as set forth in section 4 of the New Plan, provided however, if no corresponding stock appreciation right (“SAR”) was granted, payment in full of the option price for the Shares shall not be so amended or modified;

(e)
effecting amendments of a “housekeeping” or administerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the New Plan or any option agreement;

(f)	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the TSX);

(g)	effecting amendments respecting the administration of the New Plan;

(h)	effecting amendments necessary to suspend or terminate the New Plan; and

(i)
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX). Disinterested shareholder approval will be required for the following types of amendments:

(a)	amendments that increase the number of Shares or Bonus Shares (hereinafter defined) issuable under the New Plan, except such increases by operation of section 6 of the New Plan;

(b)	any reduction in the option price of an option held by an insider at the time of the proposed amendment;

(c)	any extension of the expiry date of an option held by an insider at the time of the proposed extension; and

(d)	other amendments required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

9.
The Committee may grant SARs to any optionee in conjunction with any grant of options. Each grant of SARs shall be confirmed within the option agreement pertaining to such options. An optionee may only exercise a SAR at the same time, and to the same extent, that the option related thereto is exercisable. Upon the exercise by an optionee of any SAR, the corresponding portion of the related option shall be surrendered to the Company. On the exercise of a SAR, the optionee shall be entitled to receive such quantity of Shares equal to the excess, if any, of (i) the Market Price of Shares entitled to be acquired upon exercise of such option as of the date of exercise of the option, over (ii) the exercise price of such option. For clarity, and by way of example only, if an optionee is granted options to purchase 10,000 Shares at $1.00, he may choose to exercise such option and the corresponding SAR when the Shares are trading at $1.50, and thereby receive in consideration for the surrender of such option receive 3,333 Shares [((10,000 x $1.50) – (10,000 x $1.00)) / $1.50]. The provisions of the New Plan applicable to options apply equally to SARs. No SAR may be exercised beyond the stated expiry date of the corresponding option. SARs shall terminate and cease to be exercisable on the termination of the corresponding option. SARs shall not be transferable except to the extent the corresponding option is transferable.

10.
The Committee may allot, issue and deliver Shares (“Bonus Shares”), from time to time in each calendar year, in such amounts as the Committee deems fit, in an aggregate annual amount of up to 2% of the number of issued and outstanding Shares as at December 31st of the year in respect of which the Bonus Shares are being issued, to those directors and officers of the Company or any of its subsidiaries and service providers whom the Committee deems to have provided extraordinary contributions to the advancement of the Company. The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient, as determined by the Committee, in its discretion, and shall be issued at a deemed price determined by the Committee at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued. No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares. The Bonus Shares available for distribution in any year will not be included in the calculation of the Stock Option Limit.

11.
Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each option:

(a)	the option price will be adjusted to a price per Share which is the product of:

(i)	the option price in effect immediately before that effective date or record date; and

(ii)
a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)
the number of unissued option Shares will be adjusted by multiplying (i) the number of unissued option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in paragraph (a)(ii) above.

12.	Subject to the prior approval of the TSX, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each option, the option price will be reduced, and the number of unissued option Shares will be correspondingly increased, by such amount, if any, as is determined by the Committee in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

13.	Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in paragraphs 11 and 12 above;

(b)
a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the New Plan) and will accept on the exercise of such option, in lieu of the unissued option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all unissued option Shares.

14.
If a bona fide offer (an “Offer”) for Shares is made to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all options outstanding under the New Plan that have not vested at the time of such Offer will become immediately vested and any such option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Shares received upon such exercise, pursuant to the Offer.

However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this paragraph, the Company shall immediately refund the option price to the optionee for such Shares.

15.
If, at any time when an option granted under the New Plan remains unexercised, an Offer is made by an offeror, the Committee may declare, upon notifying each optionee of full particulars of the Offer, that all options outstanding under the New Plan that have not vested at the time of such declaration are immediately deemed vested and that all options outstanding under the New Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date when Shares must be tendered pursuant to the Offer, provided such Offer is completed.

16.
In the event of a change of control (as defined in the New Plan), all options outstanding under the New Plan that have not vested at the time of such change of control will become immediately vested, whereupon optionees holding such options may immediately exercise in whole or in part such options. Furthermore, the Committee may, upon notifying each optionee of a change of control, declare that all options outstanding under the New Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date on which the change of control occurs, provided such change of control does occur.

However, if the change of control does not occur, the Shares received upon such exercise may be returned by the optionee to the Company and the Company shall reinstate such returned Shares as authorized but unissued Shares, reinstate the option(s) in respect of such returned Shares as if it had not been exercised and reinstate the terms upon which such shares were to become vested pursuant to the relevant option agreement.

If any Shares are returned to the Company under this paragraph, the Company shall immediately refund the exercise price to the optionee for such Shares.

Reference should be made to the full text of the New Plan which will be made available at the registered office of the Company, 625 Howe Street, Suite 700, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial period which are filed on SEDAR. Shareholders wishing to obtain a copy of the Company’s financial statements and management’s discussion and analysis may contact the Company as follows:

CIBT Education Group Inc.
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7
Telephone: 604 871 9909
Fax: 604 871 9917

Management knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the instrument of proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy provided that such authority is granted to the proxyholder by the proxy.

The contents and sending of this information circular have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, the 8th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
President, CEO & Director

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,

●	the Company's systems of internal accounting and financial controls, and

●	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and regularly report to the Board about Committee activities, issues and related recommendations.

Membership

The Committee shall be comprised of not less than three members of the Board all of whom shall be “independent” pursuant to applicable laws, rules and regulations of applicable Canadian and U.S. securities regulators. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

●
 Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of its annual report.

●	Review the Company’s annual filings as necessary.

●
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of its interim report.

●	Oversee all aspects of the external audit, including the following:

●	audit results, selection of an independent public accounting firm,

●	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,

●	the reasonableness of estimated audit fees,

●	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,

●	the post-audit management letter together with management’s response,

●	the form of the audit report,

●	any other related audit engagements (e.g. audit of the company pension plan),

●	non-audit services performed by an auditor,

●	pre-approve all audit and non-audit services,

●	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,

●	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,

●	recommending the auditor for appointment by the board of directors, and

●	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

●
Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

●	Review any internal control weaknesses identified by the auditors, together with management’s responses.

●
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

●	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

●	Review and oversee any and all transactions between the Company and a related party of the Company.

●	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

●	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

●	Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

The Committee shall:

●	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.

●	Have unrestricted access to members of management and all information relevant to its responsibilities.

●	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.

●
The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

●	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.

●
Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

Other Functions — The Committee shall perform such other functions required by law, rules of applicable securities regulators, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s filings with applicable securities regulators, any report from the Audit Committee required by applicable laws andregulations.